LG Electronics Inc. 82-3857

04035824

SUPPL

2Q 2004 Results Report

(Billions of KRW)

	2004 2Q	2004 1Q	2003 2Q
Sales	6,029	5,996	4,673
Gross Profit	1,508	1,423	1,170
Operating Income	395	407	262
Ordinary Income	674	732	375
Net Income	494	585	267

Outlook for the latter half of FY 2004

– We expect sales in the latter half of FY 2004 will grow 20% QoQ. The sales amount of the latter half of FY2003 is 10.3 trillions of KRW.

** These second quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*

dlw 7/28